UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ___September 2004___	File No. __0-50582__

Fronteer Development Group Inc.

(Name of Registrant)

1640 – 1066 West Hastings St., Vancouver, British Columbia  CANADA V6E 3X2

(Address of principal executive offices)

1.

News Release dated September 8, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.

(Registrant)

Dated:  September 8, 2004                    Signed: /s/ Larry Johnson

                                                                       Larry Johnson,

          Chief Financial Officer

1640-1066 West Hastings Street, Vancouver, BC, V6E 3X1

NEWS RELEASE      04-27

                                         FRG – Toronto Stock Exchange

FRR – Frankfurt Stock Exchange

September 8, 2004

FRONTEER IDENTIFIES NEW URANIUM TARGETS –

FIELD PROGRAM UNDERWAY

Fronteer Development Group Inc. (FRG - Toronto Stock Exchange, FRR - Frankfurt Stock Exchange) and Altius Minerals Inc. (ALS-TSX.V) are pleased to report the completion of a 12,800 line kilometer airborne magnetic and radiometric survey on their Post Hill – Michelin property in the Central Mineral Belt of Labrador, flown by Fugro Airborne Surveys Corp.

The survey has highlighted the geophysical signatures of the historic Uranium deposits in the area (e.g. the Michelin Deposit, the Post Hill Deposit and the Kitts Deposit) and has revealed approximately 12 new surface Uranium anomalies that may reflect outcropping uranium mineralization.  In addition, the survey has also identified geophysical anomalies that bear resemblance to Olympic Dam-style copper-gold targets.

Fronteer and Altius have commenced a four to six week field program to follow up on these new geophysical targets with the objective of advancing them to the drilling stage as quickly as possible.

Reconnaissance scale sampling and mapping carried out last summer by the joint venture partners confirmed the high grade Uranium endowment of the property and revealed for the first time the underlying Copper-Gold-Silver potential of the region. Assay results from last years samples are tabulated below:

SAMPLE TYPE	% U3O8 (URANIUM OXIDE)	% COPPER	SILVER G/T	GOLD G/T
Grab	1.51	1.31	59	0.42
Grab	0.13	2.81	115	nil
Chip (1 metre)	1.83	nil	2.7	nil
Grab	2.91	nil	139	nil
Boulder Float	1.18	nil	2.7	nil
Boulder Float	1.18	nil	1.2	nil
Boulder Float	28.20	nil	7.1	nil
Grab	1.48	nil	1.7	nil
Grab	0.32	0.27	22.3	nil
Grab	0.85	0.37	26.9	nil
Grab	0.26	nil	0.2	0.16
Grab	0.60	nil	0.2	nil
Grab	n/a	1.0	78.6	0.55
Grab	n/a	1.46	72.8	0.29
Grab	n/a	2.96	77	0.87
Grab	n/a	0.9	21.5	0.28

The Post Hill – Michelin property is 181,433 acres in size and covers dozens of Uranium, Copper, Molybdenum and Gold occurrences including the historical Post Hill (Nash Main and Inda Lake) and Michelin Uranium deposits, which contain significant tonnages of Uranium mineralization.  The following historical mineral resources are from the Mineral Occurrence Data System of Newfoundland and Labrador:

•

The Post Hill Deposit has an historical resource estimate of 0.55 million tonnes @ 0.16% U3O8

•

The Michelin Deposit has an historical resource estimate of 6.4 million tonnes at 0.13% U3O8

It is important to note that the global average grade from producing Uranium mines is 0.15% U3O8.

Recent joint venture exploration results give clear indications of Michelin’s additional Copper and Silver potential.  Specifically, two samples from the Michelin Property returned 1.09% Copper, 20.5 g/t Silver and 0.72% Copper, 26.5 g/t Silver respectively.

Historical sampling has demonstrated the potential for higher grade mineralization within the Michelin Deposit.  For example, narrow veins of U3O8, which occur in the western part of the deposit, reportedly assayed up to 40% U3O8.

The float sample, quoted in the table above, which returned 28.2% U3O8, is from a 1,200-meter long Uranium-rich boulder field (discovered by Brinex in the 1970’s), which was sampled by Fronteer and Altius during the 2003 field season.  This value is comparable to historical studies of the property, wherein ten boulder samples returned an average assay of 11.53% U3O8 with values between 2.25% and 18.08% U3O8.  This boulder field has a strong signature in the new geophysical data and will be a key tool in locating the in-situ high grade source of these boulders.

Fronteer is a Discovery-Stage exploration company with clear and immediate growth potential.  With an outstanding project portfolio and a solid management team, Fronteer is poised for success.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

604-632-4677 (Phone)

modea@fronteergroup.com

Dr Richard Hall P.Geo is the qualified person for this project.  Uranium resources referred to for the Post Hill and Michelin Deposits are historical in nature, and were performed prior to NI 43-101.  Fronteer has not undertaken an independent investigation of the resource estimate or independently analyzed the results of the previous exploration work in order to verify the classification of the resources, and therefore the historical estimates should not be relied upon.  Fronteer believes these historical estimates provide a conceptual indication of the potential of the property and are relevant to ongoing exploration.  Samples were analyzed by ALS Chemex and also Saskatchewan Research Council.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk. The following are important factors that could cause Fronteer’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.